Exhibit 3.1

UNSECURED PROMISSORY NOTE

$10,000.00	April 20, 2022
Lehi, UT

FOR VALUE RECEIVED, Genesis Electronics Group, Inc., a Nevada Corporation (“Maker”) promises to pay to Altus Advisors, LLC, a Utah limited liability company (“Holder”), the principal sum of Ten Thousand Dollars ($10,000.00), with Five percent (5%) interest per annum, with the principal of this Unsecured Promissory Note (the “Note”) payable as set forth in Section 2, below.

1.	PURPOSE OF NOTE

This Note is for the purpose of funding operations.

2.	PAYMENT OF PRINCIPAL

The Principal Sum is Ten Thousand Dollars ($10,000) plus accrued and unpaid interest. The total Consideration is Ten Thousand Dollars ($10,000) payable by wire. The Holder shall pay Ten Thousand Dollars ($10,000) of the Consideration upon execution of this Note (the “Initial Consideration”). The Maker is only required to repay the amount funded and the Maker is not required to repay any unfunded portion of this Note, nor shall any interest or other rights or remedies granted herein extend to any unfunded portion of this Note.

3.	MATURITY DATE

The entire principal, and any accrued and unpaid interest, of this Note shall be due and payable on demand, but in no case later than April 20, 2023.

4.	PREPAYMENT

Maker may prepay all or any portion of the principal of this Note at any time without penalty or premium.

5.	DEFAULT

5.1           Events of Default. At the election of Holder, the entire principal balance of this Note shall become immediately due and payable upon the occurrence of any one or more of the following events of default:

5.1.1        Failure to Pay. Maker fails to pay any amount due under this Note within ten (10) days of the due date therefore;

5.1.2        Insolvency. Maker makes an assignment for the benefit of any one or more of its creditors; or

5.1.3        Bankruptcy. There is commenced with respect to Maker a bankruptcy proceeding under the Bankruptcy Code, as amended from time to time.

5.2           Holder’s Election. Holder’s failure to exercise the election described in this Section 4 with respect to any event of default shall not constitute a waiver of the right to exercise such election upon the occurrence of any subsequent default.

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6.	GENERAL PROVISIONS

6.1           Medium. All sums due hereunder shall be paid in lawful money of the United States of America.

6.2           Gender; Number. In this Note, the singular shall include the plural, each gender shall include the other, and this Note shall be the joint and several obligation of each Maker.

6.3          Waiver. Maker, for itself and its legal representatives, successors, and assigns, expressly waives demand, notice of nonpayment, presentment for demand, presentment for the purpose of accelerating maturity, dishonor, notice of dishonor, protest, notice of protest, notice of maturity, and diligence in collection.

6.4           Governing Law. This Note shall be construed in accordance with the laws of the State of Nevada. Each Maker hereby consents to the jurisdiction of the courts of the State of Nevada with respect to any matter relating to the enforcement of any rights created by or evidenced in this Note.

6.5           Captions. The section and subsection headings in this Note are included for purposes of convenience and reference only and shall not affect in any way the meaning or interpretation of this Note.

6.6           Collection Costs. If any action is commenced to construe the terms and conditions of this Note or enforce the rights of Holder hereunder, then the party prevailing in that action shall recover as part of the judgment its entire attorneys’ fees and costs in that action, as well as all costs and fees of enforcing any judgment entered therein.

IN WITNESS WHEREOF, the undersigned Maker has executed this Note on the date set forth below.

Holder	Maker
ALTUS ADVISORS, LLC	GENESIS ELECTRONICS GROUP, INC.
a Utah limited liability company	a Nevada Corporation

/s/ Greg Boden	/s/ Braden Jones
Greg Boden	Braden Jones
President	Chief Executive Officer

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